HSBC USA Inc. 12-Month Callable Yield Notes

$340,000 Commodity Sector Callable Yield Note
$139,000 International Callable Yield Note

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
February 19, 2010

PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
and Prospectus Supplement dated April 9, 2009)

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC. Each offering of Notes will have the respective terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the relevant reference return is negative, lose up to 100% of your principal.**

This pricing supplement relates to two different offerings of Notes, each linked to the performance of a specific basket of two index funds (each index fund an "Underlying" and each basket, a "Reference Asset"). Each of the two offerings of Notes is linked to a different basket of two Underlyings and each of the two Notes has a different Coupon Rate. The performance of each offering of Notes does not depend on the performance of any other offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset as described below. Although each offering relates to the relevant Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the related Notes. The following key terms relate to the offerings of Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)†
Reference Asset:	The relevant basket of two index funds (each index fund an "Underlying"), as indicated below:

Reference Asset (Each composed of two Underlyings)	Initial Price	Coupon Rate	CUSIP / ISIN	Underwriting Discounts and Commissions per Note / Total[1]	Proceeds to HSBC USA Inc. per Note / Total[2]
Market Vector Gold Miners Trust (ticker: GDX UP) (the "GDX") Energy Select SPDR® Fund (ticker: XLE UP) (the "XLE")	$44.57 $57.36	13.50%	4042K0P58 / US4042K0P585	$25.70 / $8,738.00	$974.30 / $331,262.00
iShares® MSCI EAFE Index Fund (ticker: EFA UP) (the "EFA") iShares® MSCI Emerging Markets Index Fund (ticker: EEM UP) (the "EEM")	$52.94 $39.36	8.50%	4042K0P41 / US4042K0P411	$20.00 / $2,780.00	$980.00 / $136,220.00

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" beginning on page PS-31 of this pricing supplement.
[2] The proceeds to us will depend on the underwriting discounts and commissions and the additional fees we will pay.

Principal Amount:	$1,000 per note.
Trade Date:	February 19, 2010
Pricing Date:	February 19, 2010
Original Issue Date:	February 26, 2010
Final Valuation Date:	February 18, 2011, subject to adjustment as described herein.
Maturity Date:	5 business days after the Final Valuation Date and is expected to be February 28, 2011. The Maturity Date is subject to adjustment as described herein.
Payment at Maturity:	You will receive a cash payment on the Maturity Date that will be determined as follows: • If a Trigger Event with respect to the relevant Reference Asset does not occur during the Observation Period, each Note shall be redeemed at 100% of the Principal Amount. • If a Trigger Event with respect to the relevant Reference Asset occurs during the Observation Period and the Final Return of the Least Performing Underlying is positive, each Note shall be redeemed at an amount equal to 100% of the Principal Amount. • If a Trigger Event with respect to the relevant Reference Asset occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative or zero, each Note shall be redeemed at an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying in the relevant Reference Asset.
Trigger Event:	A Trigger Event occurs if the Official Closing Price of either Underlying included in a Reference Asset is below its Trigger Price on any scheduled trading day during the Observation Period.
Trigger Price:	For each Underlying of the relevant Reference Asset, 70% of the Initial Price of such Underlying.
Least Performing Underlying:	The Underlying of the relevant Reference Asset with the lowest Final Return.
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Coupon payments:	Quarterly
Coupon:	On each Coupon Payment Date, for each $1,000 principal amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the applicable Coupon Rate divided by four.
Coupon Payment Dates*:	May 26, 2010; August 26, 2010; November 26, 2010; and February 28, 2011 (the Maturity Date); provided that in each case if such date is not a business day then the next following business day shall be the Coupon Payment Date.
Call Provision:	The note may be redeemed by the Issuer on any Coupon Payment Date at 100% of the Principal Amount together with any accrued, but unpaid Coupon. See "Call Provision" on PS-3 for more details.
Initial Price:	$44.57 for the securities linked to the GDX, $57.36 for the securities linked to the XLE, $52.94 for the securities linked to the EFA and $39.36 for the securities linked to the EEM, in each case the Official Closing Price of the Underlying of the relevant Reference Asset on the Pricing Date, adjusted by the calculation agent as described under "Anti-dilution and Reorganization Adjustments" on page PS-28.
Final Price:	The Official Closing Price of the Underlying of the relevant Reference Asset on the Final Valuation Date.
Final Return:	For each Underlying, its $\left(\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}\right)$
Official Closing Price:	With respect to each Underlying, the Official Closing Price on any scheduled trading day for such Underlying will be the closing price of the relevant index fund as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page or any successor page on Bloomberg Professional® service or any successor service, as applicable. See "Official Closing Price" on PS-3.
Form of Notes:	Book-Entry.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

***** Subject to early call.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-4 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the Notes. HSBC Securities (USA) Inc. will offer the Notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
February 19, 2010

GENERAL TERMS

This pricing supplement relates to two separate offerings of Notes, each linked to a different Reference Asset identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security linked to a single Reference Asset. Although each offering of Notes relates to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or either component security included in such Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-4 of this pricing supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Payment at Maturity

On the Maturity Date and for each note, you will receive a cash payment determined as follows:

- If a Trigger Event with respect to the relevant Reference Asset does not occur during the Observation Period, each Note shall be redeemed at 100% of the Principal Amount.

- If a Trigger Event with respect to the relevant Reference Asset occurs during the Observation Period and the Final Return of the Least Performing Underlying is positive, each Note shall be redeemed at an amount equal to 100% of the Principal Amount.

- If a Trigger Event with respect to the relevant Reference Asset occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative or zero, each Note shall be redeemed at an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying in the relevant Reference Asset.

Coupon

On each Coupon Payment Date, for each $1,000 principal amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Coupon Rate divided by four. See "Regular Record Dates For Interest" on PS-32. The table below lists the expected Coupon Payment Dates.

Coupon Payment Date (expected)
May 26, 2010
August 26, 2010
November 26, 2010
February 28, 2011

The "Coupon Rate" is 13.50% for the Notes linked to the GDX and the XLE, and 8.50% for the Notes linked to the EFA and the EEM.

Call Provision

The Notes are redeemable at HSBC's option in whole, but not in part, on any Coupon Payment Date (such date the "Early Redemption Date") upon giving notice five business days prior to such Coupon Payment Date. If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the principal amount of the Notes and any accrued but unpaid interest in respect of Coupon Payment Dates ended on or before the Early Redemption

Date. In this case, you will lose the opportunity to continue to accrue and be paid interest in respect of Coupon Payment Dates ending after the Early Redemption Date.

Official Closing Price

With respect to the GDX, the Official Closing Price on any scheduled trading day for GDX will be the closing price of such index fund as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "GDX UP <EQUITY>" or any successor page on Bloomberg Professional® service or any successor service, as applicable. With respect to the XLE, the Official Closing Price on any scheduled trading day for the XLE will be the closing price of such index as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "XLE UP <EQUITY>" or any successor page on Bloomberg Professional® service or any successor service, as applicable. With respect to the EFA, the Official Closing Price on any scheduled trading day for the EFA will be the closing price of such index fund as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "EFA UP <EQUITY>" or any successor page on Bloomberg Professional® service or any successor service, as applicable. With respect to the EEM, the Official Closing Price on any scheduled trading day for the EEM will be the closing price of such index fund as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "EEM UP <EQUITY>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.

Calculation Agent

HSBC or one of its affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

♦ You believe that the price of both of the Underlyings of the relevant Reference Asset will not decline by 30% or more at any time during the term of the note.

♦ You are willing to make an investment that is potentially exposed to downside performance of the relevant Least Performing Underlying on a 1-to-1 basis

♦ You are willing to invest in the Notes based on the fact that your maximum potential return is the Coupon being offered with respect to your Notes.

♦ You are willing to be exposed to early redemption under the Call Provision.

♦ You are willing to forego dividends paid on the index funds included in the relevant Reference Asset.

♦ You are willing to hold the Notes to maturity.

♦ You do no seek an investment for which there will be an active secondary market.

♦ You do not prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

The Notes may not be suitable for you if:

♦ You believe that the price of one or more of the Underlyings of the Reference Asset will decline by 30% or more at any time during the term of the note.

♦ You are unwilling to make an investment that is potentially exposed to downside performance of the relevant Least Performing Underlying on a 1-to-1 basis.

♦ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Coupon being offered with respect to your Notes.

♦ You are unwilling to be exposed to early redemption under the Call Provision.

♦ You prefer to receive the dividends paid on the index funds included in the relevant Reference Asset.

♦ You prefer a product that provides upside participation in the Reference Asset, as opposed to the Coupon being offered with respect to your Notes.

♦ You are unable or unwilling to hold the Notes to maturity.

♦ You seek an investment for which there will be an active secondary market.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Assets or the securities comprising the Reference Assets. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

You should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the securities described in the following sections:

- "— Risks Relating to All Note Issuances";

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset.";

- "— Additional Risks Relating to Notes with a Reference Asset That is a Commodity or a Contract or Index Relating thereto"; and

- "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Your Entire Initial Investment.

The Notes are not principal protected. The Notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your Notes if a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative or zero. In this case, the Payment at Maturity you will be entitled to receive will be less than the principal amount of the Notes and you could lose your entire initial investment if the price of the Least Performing Underlying falls to zero. An investment in the Notes is not principal protected and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, excluding any accrued or unpaid interest.

You will Not Participate in any Appreciation in the Price of the Underlyings of the relevant Reference Assets.

The Notes will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption. If the Final Return of each Underlying in the relevant Reference Asset is greater than zero (regardless of whether a Trigger Event has occurred), you will not receive the appreciation of either Underlying. Assuming the Notes are held to maturity the maximum amount payable with respect to the Notes will not exceed the sum of the principal amount plus any Coupon. Under no circumstances, regardless of the extent to which the price of the Underlying of the relevant Reference Asset appreciates, will your return exceed the Coupon. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings in the relevant Reference Asset.

The Securities are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

The Securities are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any unpaid Coupon, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

If a Trigger Event Occurs and the Final Return of either Underlying of the Relevant Reference Asset is negative, Your Return will be Based on the Final Return of the Least Performing Underlying.

If a Trigger Event occurs and the Final Return of either Underlying of the Relevant Reference Asset is negative, your return will be based on the Final Return of the Least Performing Underlying. In such case, you will receive less than the $1,000 principal amount at maturity.

Your Return will be Negative Even if a Trigger Event Occurs With Respect To Only One Underlying of the Relevant Reference Asset and the Final Return of Only One Underlying of the Relevant Reference Asset is Less Than Zero.

Your return will be negative even if a Trigger Event occurs with respect to only one Underlying of the relevant Reference Asset and the Final Return of only one Underlying of the relevant Reference Asset is less than zero. Even if the Official Closing Price of only one Underlying of the relevant Reference Asset falls below its Trigger Price on any scheduled trading day during the Observation Period, a Trigger Event will have occurred.

The Notes Are Subject to a Call Provision, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes.

The Notes are subject to a call. The Notes may be called on any Coupon Payment Date upon at least five business days notice. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the principal amount of your Notes and any accrued but unpaid interest in respect of Coupon Payment Dates ended on or before the Early Redemption Date. In this case, you will lose the opportunity to continue to accrue and be paid interest in respect of Coupon Payment Dates following the Early Redemption Date. It is more likely that the Notes will be called prior to the Maturity Date if a Trigger Event has occurred. If the Notes are called prior to the Maturity Date, you may be unable to invest in other securities with a similar price of risk that yield as much interest as the Notes. See "Call Provision" on PS-3.

Since the Notes are Linked to the Performance of More Than One Underlying, You Will be Fully Exposed to the Risk of Fluctuations in the Prices of Each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, to the extent of the weightings of such components in the basket. However, in the case of Notes linked to the Least Performing Underlying of each of two Underlyings, the individual performances of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlyings would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying of the two Underlyings to which the Notes are linked.

The Notes will not be Listed on any Securities Exchange or Quotation System.

The Notes will not be listed on any securities exchange. One of our affiliates may offer to purchase the Notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which we are willing to buy the Notes.

Potential Conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

An Index Fund and its Underlying Index are Different.

The performance of an index fund may not exactly replicate the performance of the respective underlying index, because such index fund will reflect transaction costs and fees that are not included in the calculation of the respective underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the respective underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the respective underlying index and in managing cash flows. Your investment is linked to the basket which consists of the index funds. Any information relating to the relevant underlying index is only relevant to understanding the index that the relevant index fund seeks to replicate.

Uncertain Tax Treatment.

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of your Note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a Note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations."

Risks Relating to an Investment in the Callable Yield Notes linked to the GDX

There are Risks Associated with an Investment in a Concentrated Industry

The securities held by the GDX are issued by companies that are in the gold mining industry. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting this industry than an investment linked to a more broadly diversified group of issuers.

Risks Associated with the Gold Mining Industry

Because the GDX primarily invests in stocks and American Depositary Receipts of companies that are involved in the gold mining industry, it is subject to certain risks associated with such companies. Competitive pressures may have a significant effect on the financial condition of such companies in the gold mining industry. Also, gold mining companies are highly dependent on the price of gold bullion. These prices may fluctuate substantially over short periods of time so the price of the GDX may be more volatile than other types of investments. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

Small-Capitalization or Mid-Capitalization Companies Risk

The GDX may invest in companies that may be considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the GDX's share price may be more volatile than that of funds that invest a larger percentage of their assets in stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the GDX to buy and sell them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Risks Relating to an Investment in the Callable Yield Notes linked to the XLE

Concentration of Investment in a Particular Sector

The equity securities held by the XLE are issued by companies that are in the following industries: oil, gas and consumable fuels and energy equipment and services. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.

Risks Associated with the Energy Sector

The XLE invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the XLE's performance.

Risks Relating to an Investment in the Callable Yield Notes Linked to the EEM and EFA

The Notes are Subject to Risks Associated with Foreign Securities Markets.

Because foreign companies or foreign equity securities held by EFA and EEM may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes are Subject to Exchange Rate Risk.

Because EFA and EEM will invest in stocks denominated in the foreign currencies, changes in currency exchange rates may negatively impact such index funds' returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns to EFA and EEM.

The Notes are Subject to Emerging Markets Risk.

Investments in securities linked directly or indirectly to emerging market equity securities, such as the EEM, involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the notes are highly susceptible, before making a decision to invest in the notes.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlyings of the Reference Assets relative to their Initial Prices. We cannot predict the Final Prices of the relevant Underlyings on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Prices of the Reference Assets used in the illustrations below are not the actual Initial Prices of the Underlyings. You should not take these examples as an indication or assurance of the expected performance of the Underlyings. With respect to the Notes, the Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity (including, where relevant, the payment in respect of the Final Return) on a $1,000 investment in Notes for a hypothetical range of performance for the Least Performing Underlying's Final Return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset to which your Notes are linked or return of the Notes.

Assumptions:

- Principal Amount: $1,000
- Trigger Price: 70.00% of the Initial Price of each Underlying
- Hypothetical Coupon Rate: 8.50%. The Coupon Rate, with respect to the Notes linked to the Reference Asset containing GDX and XLE, is 13.50%, and with respect to the Notes linked to Reference Asset containing EFA and EEM, is 8.50%.)
- The Notes are held until maturity and are not redeemed early.

Least Performing Underlying's Final Return	Trigger Event Does Not Occur[1]			Trigger Event Occurs[2]			
	Hypothetical Total Coupon Paid on the Notes[3]	Hypothetical Total Payment on the Notes	Hypothetical Total Return on Notes at Maturity	Cash Settlement Value	Hypothetical Total Coupon Paid on the Notes[3]	Hypothetical Total Payment on the Notes	Hypothetical Total Return on Notes at Maturity
100.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
90.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
80.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
70.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
60.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
50.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
40.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
30.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
20.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
10.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
0.00%	$85	$1,085	8.50%	$1,000	$85	$1,085	8.50%
-10.00%	$85	$1,085	8.50%	$900	$85	$985	-1.50%
-20.00%	$85	$1,085	8.50%	$800	$85	$885	-11.50%
-30.00%	$85	$1,085	8.50%	$700	$85	$785	-21.50%
-40.00%	N/A	N/A	N/A	$600	$85	$685	-31.50%
-50.00%	N/A	N/A	N/A	$500	$85	$585	-41.50%
-60.00%	N/A	N/A	N/A	$400	$85	$485	-51.50%
-70.00%	N/A	N/A	N/A	$300	$85	$385	-61.50%
-80.00%	N/A	N/A	N/A	$200	$85	$285	-71.50%
-90.00%	N/A	N/A	N/A	$100	$85	$185	-81.50%
-100.00%	N/A	N/A	N/A	$0	$85	$85	-91.50%

[1] The Official Closing Prices of both Underlyings contained in the relevant Reference Asset never fall below their respective Trigger Prices on any scheduled trading day during the Observation Period.

[2] The Official Closing Price of an Underlying of a Reference Asset reaches or falls below its Trigger Price on at least one scheduled trading day during the Observation Period.

[3] Assuming the Coupon Rate is 8.50% and the Notes have been held to Maturity, the hypothetical total amount of Coupon paid on the Notes as of the Maturity Date will equal $85, with hypothetical Coupon payments of $21.25 made on each Coupon Payment Date.

The Notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your Notes prior to maturity may be at a substantial discount from the principal amount of the Notes, even in cases where the prices of the Underlyings contained in the relevant Reference Asset have appreciated since the Pricing Date. The potential returns described here assume that your Notes are held to maturity.

Hypothetical Examples of Your Payment at Maturity

Because the return on the Notes depends upon whether a Trigger Event occurs and the Final Return of the Least Performing Underlying, we cannot present a complete range of Payments at maturity. The five examples below set forth a sampling of hypothetical Payments at maturity based on the following:

- Principal amount of Notes = $1,000

- The Notes are linked to a Reference Asset containing EFA and EEM as Underlyings.

- The Initial Price is $52.94 for EFA and $39.36 for EEM.

- The Trigger Price for each Reference Asset is 70.00% of the Initial Price of such Underlyings contained in the relevant Reference Asset.

- Your Payment at Maturity is calculated as shown in the examples below.

- In addition to the Payment at Maturity, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date or the Early Redemption Date, as the case may be.

The examples provided herein are for illustration purposes only. The actual cash settlement value, if any, will depend on whether a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether a Trigger Event will occur and, if so, whether the Final Return of the Least Performing Underlying will be less than zero, or to what extent the Final Return will be less than zero.

Example 1: HSBC does not exercise the Call Provision and a Trigger Event occurs because the Official Closing Price of an Underlying of the relevant Reference Asset closes below its Trigger Price during the Observation Period. Additionally, the Final Return of the Least Performing Underlying is zero or negative.

Reference Asset	Initial Price	Lowest Official Closing Price of the Reference Asset during the Observation Period	Final Price on Final Valuation Date
EFA	$52.94	$52.94 (100% of Initial Price)	$58.23 (110% of Initial Price)
EEM	$39.36	$23.62 (60% of Initial Price)	$23.62 (60% of Initial Price)

Since the Official Closing Price of EEM reaches its Trigger Price during the Observation Period, a **Trigger Event occurs**. EEM is also the Least Performing Underlying.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Price of EEM} - \text{Initial Price of EEM}}{\text{Initial Price of EEM}}$$

$$= (\$23.62 - \$39.36)/\$39.36 = \textbf{-40.00\%}$$

The Payment at Maturity = principal amount of the Notes × (1 + Final Return of the Least Performing Underlying)

$$= \$1,000 \times (1 - 0.40) = \textbf{\$600.00}$$

Example 2: HSBC does not exercise the Call Provision and a Trigger Event occurs because the Official Closing Price of an Underlying of the relevant Reference Asset closes below its Trigger Price. The Least Performing Underlying never reaches or falls below its Trigger Price. Additionally, the Final Return of the Least Performing Underlying is less than zero.

Reference Asset	Initial Price	Lowest Official Closing Price of the Reference Asset during the Observation Period	Final Price on Final Valuation Date
EFA	$52.94	$31.76 (60% of Initial Price)	$58.23 (110% of Initial Price)
EEM	$39.36	$29.52 (75% of Initial Price)	$29.52 (75% of Initial Price)

Since the Official Closing Price of EFA closes below its Trigger Price during the Observation Period, a **Trigger Event occurs**. EEM is the Least Performing Underlying, even though its Official Closing Price never reaches or falls below its Trigger Price.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Price of EEM – Initial Price of EEM}}{\text{Initial Price of EEM}}$$

$$= (\$29.52 - \$39.36)/\$39.36 = \textbf{-25.00\%}$$

The Payment at Maturity = principal amount of the Notes × (1 + Final Return of the Least Performing Underlying)

$$= \$1,000 \times (1 - 0.25) = \textbf{\$750.00}$$

Example 3: HSBC does not exercise the Call Provision and a Trigger Event occurs because the Official Closing Price of an Underlying of the relevant Reference Asset closes below its Trigger Price. Additionally the Final Return of the Least Performing Underlying is greater than zero.

Reference Asset	Initial Price	Lowest Official Closing Price of the Reference Asset during the Observation Period	Final Price on Final Valuation Date
EFA	$52.94	$31.76 (60% of Initial Price)	$58.23 (110% of Initial Price)
EEM	$39.36	$35.42 (90% of Initial Price)	$47.23 (120% of Initial Price)

Since the Official Closing Price of EFA closes below its Trigger Price, a **Trigger Event occurs**. EFA is also the Least Performing Underlying.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Price of EFA – Initial Price of EFA}}{\text{Initial Price of EFA}}$$

$$= (\$58.23 - \$52.94)/\$52.94 = \textbf{10.00\%}$$

Since a Trigger Event has occurred and the Final Price of the Least Performing Underlying is positive, the Payment at Maturity equals your $1,000 principal amount.

Therefore, the Payment at Maturity equals **$1,000**.

Example 4: HSBC does not exercise the Call Provision and a Trigger Event does not occur.

Reference Asset	Initial Price	Lowest Official Closing Price of the Reference Asset during the Observation Period	Final Price on Final Valuation Date
EFA	$52.94	$42.35 (80% of Initial Price)	$58.23 (110% of Initial Price)
EEM	$39.36	$29.52 (75% of Initial Price)	$43.30 (110% of Initial Price)

Since the Official Closing Price of the Underlyings of each Reference Asset did not fall below its Trigger Price, a Trigger Event does not occur.

Therefore, the Payment at Maturity equals **$1,000**.

Example 5: HSBC exercises the Call Provision and the Early Redemption Date is August 26, 2010.

Reference Asset	Initial Price	Lowest Official Closing Price of the Reference Asset during the Observation Period	Final Price on Early Redemption Date
EFA	$52.94	$50.29 (95% of Initial Price)	$58.23 (110% of Initial Price)
EEM	$39.36	$31.49 (80% of Initial Price)	$35.42 (90% of Initial Price)

Since HSBC exercised the Call provision there is an early redemption.

Therefore, on the Early Redemption Date you would receive your $1,000 and the total amount you would have received as of the Early Redemption Date would equal $1,021.25 which is the sum of the $1,000 principal amount paid on the Early Redemption Date plus the Coupon payment of $21.25 made on May 26, 2010.

DESCRIPTION OF THE REFERENCE ASSETS

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in any of the securities comprising the Reference Assets. All disclosures contained in this pricing supplement regarding the Reference Assets, including their make-up, performance, method of calculation and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Assets or any constituent included in the Reference Assets contained in this pricing supplement. You should make your own investigation into the Reference Assets as well as stocks included in the Reference Assets. The reference sponsors have no obligation to continue to publish, and may discontinue publication of, the Reference Assets. The reference sponsors may discontinue or suspend the publication of the applicable indices at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsors is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

Information Relating to the Reference Asset consisting of the Market Vector Gold Miners Trust and the Energy Select SPDR® Fund as Underlyings

The Market Vector Gold Miners Trust (the "GDX")

The disclosure relating to the GDX contained on pages PS-13 through PS-17 relates only to the offering of Notes linked to the Reference Asset containing the GDX.

We have derived all information regarding the GDX, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors™ ETF Trust (the "Market Vectors Trust"), Van Eck Securities Corporation, and Van Eck Associates Corporation ("Van Eck"). The GDX is an investment portfolio maintained and managed by the Market Vectors Trust. Van Eck is the investment adviser to the GDX. The GDX is an exchange-traded fund that trades on the NYSE Arca Inc. (the "NYSE Arca") under the ticker symbol "GDX." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Market Vectors Trust as of September 30, 2009 consisted of 28 investment portfolios including the GDX. Information provided to or filed with the SEC by the Market Vectors Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of NYSE Arca Gold Miners Index. The GDX normally invests at least 80% of its total assets in common stocks and American depositary receipts ("ADRs") of companies involved in the gold mining industry. The NYSE Arca Gold Miners Index, calculated by NYSE Arca, is a modified market capitalization-weighted index consisting of common stocks and American depository receipts (ADRs) of publicly traded companies involved primarily in mining for gold.

As of November 30, 2009, the GDX holdings by country consisted of the following 6 countries: Australia, Canada, Peru, South Africa, the United Kingdom and the United States. In addition, as of such date, the GDX's three largest holdings by country were Canada, South Africa, and the United States. Its three largest index constituents were Barrick Gold Corp., Goldcorp, Inc. and Newmont Mining Corp.

The GDX uses a "passive" or indexing investment approach to try to track the NYSE Arca Gold Miners Index. Generally, the GDX will hold all of the securities which comprise the NYSE Arca Gold Miners Index in proportion to their weightings in the NYSE Arca Gold Miners Index. The GDX normally invests at least 95% of its total assets in securities that comprise the NYSE Arca Gold Miners Index. A lesser percentage may be so invested to the extent that Van Eck needs additional flexibility to comply with the requirements of the Internal Revenue Code and other regulatory requirements. Under various circumstances, it may not be possible or practicable to purchase all of those securities in these weightings. In these circumstances, the GDX may purchase a sample of securities in the NYSE Arca Gold Miners Index. There also may be instances in which the Van Eck may choose to overweight another security in the NYSE Arca Gold Miners Index, purchase securities not in the NYSE Arca Gold Miners Index which the Van Eck believes are appropriate to substitute for certain securities in the NYSE Arca Gold Miners Index or utilize various combinations of other available investment techniques in seeking to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The GDX may sell securities that are represented in the NYSE Arca Gold Miners Index in anticipation of their removal from the NYSE Arca Gold Miners Index or purchase securities not represented in the NYSE Arca Gold Miners Index in anticipation of their addition to the NYSE Arca Gold Miners Index.

Correlation

The NYSE Arca Gold Miners Index is a theoretical financial calculation, while the GDX is an actual investment portfolio. The performance of the GDX and the NYSE Arca Gold Miners Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The GDX, using a "passive" or indexing investment approach, can be expected to have a greater tracking error than a fund using replication strategy.

Holdings Information

The GDX normally invests at least 80% of its total assets in common stocks and American depositary receipts ("ADRs") of companies involved in the gold mining industry. This 80% investment policy is non-fundamental and requires 60 days' prior written notice to shareholders before it can be changed. The following tables summarize the GDX's top holdings in individual companies and by market capitalization as of such date.

Top Index Constituents as of February 19, 2010

Company	Percentage of Total Holdings
Barrick Gold Corp	17.02%
Goldcorp Inc	12.56%
Newmont Mining Corp	10.46%
AngloGold Ashanti Ltd	5.84%
Kinross Gold Corp	5.66%
Agnico-Eagle Mines Ltd	4.68%
Cia de Minas Buenaventura SA	4.65%
Yamana Gold Inc	4.21%
Eldorado Gold Corp	4.19%
Gold Fields Ltd	4.10%

Top holdings by market capitalization as of December 31, 2009

Size	Percentage of Total Holdings
LARGE (> 5.0B)	87.40%
MEDIUM (1.0 > 5.0B)	9.40%
SMALL (< 1.0B)	3.20%

The information above was compiled from the Market Vectors Trust's website. We make no representation or warranty as to the accuracy of the information above.

The NYSE Arca Gold Miners Index

We have derived all information contained in this term sheet regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the NYSE Arca. The NYSE Arca Gold Miners Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is reported by Bloomberg under the ticker symbol "GDM."

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver.

Eligibility Criteria for Index Components

The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE or the NYSE Amex or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

Index Calculation

The NYSE Arca Gold Miners Index is calculated using a modified market capitalization weighting methodology. The NYSE Arca Gold Miners Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the NYSE Arca Gold Miners Index:

1) the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;
2) the component securities are split into two subgroups-large and small, which are ranked by market capitalization weight in the Market Vectors Gold Miners Index Fund. Large stocks are defined as having a Underlying Index weight greater than or equal to 5%. Small securities are defined as having an index weight below 5%; and
3) the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total Underlying Index value.

The NYSE Arca Gold Miners Index is reviewed quarterly so that the NYSE Arca Gold Miners Index components continue to represent the universe of companies involved in the gold mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca's discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Changes to the NYSE Arca Gold Miners Index compositions and/or the component share weights in the NYSE Arca Gold Miners Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

At the time of the quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the NYSE Arca Gold Miners Index, then all stocks greater than 20% of the NYSE Arca Gold Miners Index are reduced to represent 20% of the value of the NYSE Arca Gold Miners Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will be represent 50% of the index weight. The weight of each of the large stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large components will be reduced to represent 50% of the NYSE Arca Gold Miners Index. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 5% and the proportion by which the stocks were scaled down, the components with weights greater than 5% will reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Index Maintenance

The NYSE Arca Gold Miners Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. Components will be removed from the NYSE Arca Gold Miners Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares. In conjunction with the quarterly review, the share weights used in the calculation of the NYSE Arca Gold Miners Index are determined based upon current shares outstanding modified, if necessary, to provide greater index diversification, as described above. The index components and their share weights are determined and announced prior to taking effect. The share weight of each component stock in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The NYSE Arca may substitute stocks or change the number of stocks included in the NYSE Arca Gold Miners Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the NYSE Arca Gold Miners Index; the index divisor may be adjusted to ensure that there are no changes to the index price as a result of non-market forces.

Historical Performance of the GDX

The following table sets forth the quarterly high and low intra-day prices, as well as end-of-quarter closing prices, of the GDX for each quarter in the period from May 22, 2006 through February 19, 2010. We obtained the data in the following table from Bloomberg Professional® Service, without independent verification by us. **Historical prices of the GDX should not be taken as an indication of future performance, and no assurance can be given that the price of the GDX will increase relative to the Initial Price during the term of the Notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
June 30, 2006	$39.81	$31.82	$38.70
September 29, 2006	$42.58	$33.86	$35.65
December 29, 2006	$42.32	$32.41	$39.91
March 30, 2007	$43.32	$36.20	$39.42
June 29, 2007	$42.85	$36.63	$37.89
September 28, 2007	$45.96	$32.79	$45.10
December 31, 2007	$53.60	$42.31	$45.85
March 31, 2008	$56.87	$44.88	$47.75
June 30, 2008	$51.43	$41.61	$48.52
September 30, 2008	$51.83	$27.36	$34.08
December 31, 2008	$35.49	$15.83	$33.88
March 31, 2009	$38.93	$27.15	$36.88
June 30, 2009	$45.10	$30.81	$37.76
September 30, 2009	$48.40	$34.05	$45.29
December 31, 2009	$55.40	$40.92	$46.21
February 19, 2010*	$51.16	$39.48	$44.57

* As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through February 19, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the historical performance of the GDX based on the daily historical closing levels from May 22, 2006 through February 19, 2010, as reported on Bloomberg Professional® Service. The closing price of the GDX on February 19, 2010 was $44.57. **Past performance of the GDX is not indicative of the future performance of the GDX.**

Historical Performance of the Market Vector Gold Miners Trust



Source: Bloomberg

The Energy Select SPDR® Fund (the "XLE")

The disclosure relating to the XLE contained on pages PS-18 through PS-21 relates only to the offering of Notes linked to the Reference Asset containing XLE.

We have derived all information regarding the XLE, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The XLE is an investment portfolio managed by SSFM, the investment adviser to the XLE. The XLE is an exchange-traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLE."

The Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Index Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Select Sector SPDR® Trust or the XLE, please see the Select Sector SPDR® Trust's prospectus, dated January 31, 2009. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective

The XLE seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the energy sector, as represented by the Energy Select Sector Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The Energy Select Sector Index includes companies in the following sub-sectors: oil, gas & consumable fuels; and energy equipment & services.

Investment Strategy — Replication

The XLE pursues the indexing strategy of "replication" in attempting to approximate the performance of Energy Select Sector Index. The XLE will generally invest in all of the equity securities included in the Energy Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Energy Select Sector Index, purchase securities not included in the Energy Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Energy Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Energy Select Sector Index. The XLE will normally invest at least 95% of its total assets in common stocks that comprise the Energy Select Sector Index. The XLE may invest its remaining assets in money market instruments (including repurchase agreements and money market funds), convertible securities, structured Notes and in options and futures contracts. Options and futures contracts (and convertible securities and structured Notes) may be used by the XLE in seeking performance that corresponds to the Energy Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the XLE. The Board of Trustees of the Trust may change the XLE's investment strategy and other policies without shareholder approval.

Correlation

The Energy Select Sector Index is a theoretical financial calculation, while the XLE is an actual investment portfolio. The performance of the XLE and the Energy Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The XLE, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Holdings Information

As of February 19, 2010, the XLE included 39 companies. The Energy XLE's three largest holdings are Exxon Mobil Corp, Chevron Corp and Schlumberger Ltd. The following table summarizes the XLE's holdings in individual companies as of such date.

Top holdings in individual securities as of February 19, 2010

<u>Company</u>	<u>Percentage of Total Holdings</u>
Exxon Mobil Corp.	17.84%
Chevron Corp.	12.83%
Schlumberger Ltd.	6.77%
Occidental Petroleum Corp.	4.88%
CONOCOPHILLIPS	4.53%
Apache Corp.	3.44%
Anadarko Petroleum Corp.	3.40%
Devon Energy Corp.	3.10%
Halliburton Co.	2.90%
XTO Energy Inc.	2.64%
EOG Resources Inc.	2.46%
Marathon Oil Corp.	2.11%
National Oilwell Varco Inc.	2.02%
Chesapeake Energy Corp.	2.01%
Hess Corp.	1.86%

The information above was compiled from the Select Sector SPDR® Trust's website. We make no representation or warranty as to the accuracy of the information above.

The Energy Select Sector Index

We have derived all information regarding the Energy Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent, ("Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Energy Select Sector Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. Energy companies in the Energy Select Sector Index develop and produce crude oil and natural gas and provide drilling and other energy related services. The Energy Select Sector Index, which serves as the benchmark for the XLE, was established with a value of 250.00 on June 30, 1998.

The stocks included in the Energy Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Energy Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

As of December 31, 2009, the Energy Select Sector Index had a 11.48% weighting in the S&P 500® Index based on the capitalization of the constituent stocks.

Construction and Maintenance

The Energy Select Sector Index is developed and maintained in accordance with the following criteria:
- Each of the component stocks in the Energy Select Sector Index (the "Component Stocks") is a constituent company of the S&P 500® Index.
- Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.
- The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Energy Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other

companies in the Energy Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Energy Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.

- The Energy Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the Energy Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Energy Select Sector Index. Under certain conditions, however, the number of shares of a Component Stock within the Energy Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

- The Energy Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Energy Select Sector Index is computed by dividing the total market value of the companies in the Energy Select Sector Index by a number called the index divisor.

- The Energy Select Sector Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Energy Select Sector Index; and (ii) with respect to 50% of the total value of the Energy Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Energy Select Sector Index.

- Rebalancing the Energy Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Energy Select Sector Index will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Energy Select Sector Index will be reduced to 23% of the total value of the Energy Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Energy Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Energy Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Energy Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Energy Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Underlying Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Energy Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Historical Performance of the XLE

The following table sets forth the quarterly high and low intra-day prices, as well as end-of-quarter closing prices, of XLE for each quarter in the period from March 31, 2005 through February 19, 2010. We obtained the data in the following table from Bloomberg Professional® Service, without independent verification by us. **Historical prices of the XLE should not be taken as an indication of future performance, and no assurance can be given that the price of the XLE will increase relative to the starting price during the term of the Notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	$45.13	$34.56	$42.85
June 30, 2005	$46.14	$37.94	$44.45
September 30, 2005	$54.65	$44.61	$53.69
December 30, 2005	$54.30	$44.94	$50.31
March 31, 2006	$58.28	$50.55	$54.37
June 30, 2006	$60.15	$50.01	$56.73
September 29, 2006	$59.86	$50.17	$53.45
December 29, 2006	$62.13	$50.20	$58.74
March 30, 2007	$61.16	$53.89	$60.24
June 29, 2007	$71.45	$60.19	$69.05
September 28, 2007	$76.29	$62.73	$74.94
December 31, 2007	$80.60	$69.62	$79.22
March 31, 2008	$80.74	$62.97	$73.80
June 30, 2008	$91.42	$73.35	$88.36
September 30, 2008	$90.15	$59.13	$63.77
December 31, 2008	$63.43	$38.85	$47.84
March 31, 2009	$53.18	$37.40	$42.46
June 30, 2009	$54.82	$41.48	$48.07
September 30, 2009	$56.28	$43.66	$53.92
December 31, 2009	$60.56	$51.34	$57.01
February 19, 2010*	$60.87	$52.68	$57.36

> * As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through February 19, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the historical performance of the XLE based on the daily historical closing levels from January 3, 2005 through February 19, 2010, as reported on Bloomberg Professional® Service. The closing price of the XLE on February 19, 2010 was $57.36. **Past performance of the XLE is not indicative of the future performance of the XLE.**

Historical Performance of the Energy Select SPDR® Fund



Source: Bloomberg

Information Relating to the Reference Asset Consisting of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund as Underlyings

The iShares® MSCI EAFE Index Fund (the "EFA")

The disclosure relating to the EFA contained on pages PS-22 through PS-24 relates only to the offering of Notes linked to the Reference Asset containing iShares® MSCI EAFE Index Fund.

HSBC has derived all information contained in this pricing supplement regarding the EFA, including, without limitation, its make-up, method of calculation and changes in its components or components of the MSCI EAFE® Index, from publicly available sources. The information reflects the policies of and is subject to change by iShares® Trust ("iShares® Trust").

Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. HSBC makes no representation or warranty as to the accuracy or completeness of such information.

The EFA seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. EFA uses a representative sampling strategy to try to track the MSCI EAFE® Index. The primary exchange for shares of the EFA is NYSE Arca, Inc.

Your investment is linked to the basket which consists of the index funds. Any information relating to the underlying index is only relevant to understanding what the index fund seeks to replicate.

The MSCI EAFE® Index is calculated, published and disseminated daily by MSCI Inc., a majority-owned subsidiary of Morgan Stanley, and is comprised of the equity securities underlying the MSCI indices of selected countries in Europe, Australasia (Australia and Asia) and the Far East.

Representative Sampling

BFA employs a technique known as representative sampling to track the MSCI EAFE® Index. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in the MSCI EAFE® Index that collectively has an investment profile similar to the MSCI EAFE® Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the MSCI EAFE® Index. The Fund may or may not hold all of the securities that are included in the MSCI EAFE® Index.

The Fund generally will invest at least 90.00% of its assets in the securities of its MSCI EAFE® Index or in American Depositary Receipts, or other depositary receipts representing securities in the MSCI EAFE® Index. The Fund may invest the remainder of its assets in securities not included in the MSCI EAFE® Index, but which BFA believes will help the Fund track the MSCI EAFE® Index.

Correlation

The MSCI EAFE® Index is a theoretical financial calculation, while the Fund is an actual investment portfolio. The performance of the Fund and the MSCI EAFE® Index may vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Fund's portfolio and the MSCI EAFE® Index resulting from legal restrictions (such as diversification requirements that apply to the Fund but not to the MSCI EAFE® Index) or representative sampling.

Industry Concentration Policy

The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the MSCI EAFE® Index is so concentrated.

Holdings Information

As of January 29, 2010, 99.78% of the iShares® MSCI EAFE Index Fund's holdings consisted of equity securities, 0.00% consisted of cash and 0.22% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI EAFE Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of January 29, 2010

Company	Percentage of Total Holdings
HSBC HOLDINGS PLC	1.91%
BP PLC	1.80%
NESTLE SA-REG	1.70%
TOTAL SA	1.26%
ROCHE HOLDING AG-GENUSSCHEIN	1.22%
BHP BILLITON LTD	1.20%
BANCO SANTANDER SA	1.16%
NOVARTIS AG-REG	1.16%
VODAFONE GROUP PLC	1.15%
TOYOTA MOTOR CORP	1.15%
TELEFONICA SA	1.05%

Top holdings by sector as of January 29, 2010

Sector	Percentage of Total Holdings
Financials	25.08%
Industrials	11.58%
Consumer Staples	10.28%
Materials	9.86%
Consumer Discretionary	9.82%
Health Care	8.42%
Energy	8.21%
Utilities	5.75%
Telecommunication Services	5.73%
Information Technology	5.04%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document or any terms supplement.

The MSCI EAFE Index

We have derived all information contained in this document regarding the MSCI EAFE Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by its sponsor MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI EAFE® Index.

The MSCI EAFE® Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance of publicly traded securities in the European, Australasian and Far Eastern markets.

MSCI recently completed previously announced changes to the methodology used in its MSCI International Equity Indices, including the MSCI EAFE® Index. MSCI enhanced its Standard Index methodology by moving from a sampled multi cap approach to an approach targeting exhaustive coverage with non overlapping size and style segments. On May 30, 2008, the MSCI Standard Indices (which include the MSCI EAFE® Index) and the MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the Global Investable Market Indices methodology described below. The enhanced MSCI Standard Indices are now composed of the MSCI Large Cap and Mid Cap Indices. The former MSCI Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices make up the MSCI Investable Market Index for each country, composite, sector, and style index that MSCI offers.

The MSCI EAFE® Index Calculation

The performance of the MSCI EAFE Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the selected countries (the "component country indices"). The MSCI EAFE® Index has been calculated since December 31, 1969. As of December 31, 2009, the MSCI EAFE® Index consisted of the following 27 component country indices: Australia, Austria, Belgium, Bermuda, China, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Jersey, Luxembourg, Macau, Mauritius, New Zealand, Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. The Underlying Index is rebalanced quarterly, calculated in U.S. dollars on a real time basis, and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis.

Historical Performance of the EFA

The following table sets forth the quarterly high and low intra-day prices, as well as end-of-quarter closing prices, of EFA for each quarter in the period from March 31, 2005 through February 19, 2010. We obtained the data in the following table from Bloomberg Professional® Service, without independent verification by us. **Historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given that the price of the EFA will increase relative to the starting price during the term of the Notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	$55.36	$51.14	$52.92
June 30, 2005	$53.92	$51.12	$52.35
September 30, 2005	$58.57	$51.24	$58.09
December 30, 2005	$60.95	$54.58	$59.42
March 31, 2006	$65.52	$60.25	$64.99
June 30, 2006	$70.65	$59.40	$65.35
September 29, 2006	$68.52	$60.94	$67.78
December 29, 2006	$74.66	$67.61	$73.26
March 30, 2007	$77.18	$70.95	$76.27
June 29, 2007	$81.79	$76.05	$80.63
September 28, 2007	$85.50	$67.99	$82.56
December 31, 2007	$86.49	$78.00	$78.50
March 31, 2008	$79.22	$65.63	$71.90
June 30, 2008	$78.76	$68.06	$68.70
September 30, 2008	$68.39	$52.36	$56.30
December 31, 2008	$56.42	$35.53	$44.87
March 31, 2009	$45.61	$31.56	$37.59
June 30, 2009	$49.18	$37.28	$45.81
September 30, 2009	$56.31	$43.49	$54.70
December 31, 2009	$57.66	$52.42	$55.30
February 19, 2010*	$58.00	$49.94	$52.94

> * As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through February 19, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the historical performance of the EFA based on the daily historical closing levels from January 3, 2005 through February 19, 2010, as reported on Bloomberg Professional® Service. The closing price of the EFA on February 19, 2010 was $52.94. **Past performance of the EFA is not indicative of the future performance of the EFA.**

Historical Performance of the iShares® MSCI EAFE Index Fund



Source: Bloomberg

The iShares® MSCI Emerging Markets Index Fund (the "EEM")

The disclosure relating to the iShares® MSCI Emerging Markets Index Fund contained on pages PS-25 through PS-27 relates only to the offering of Notes linked to the Reference Asset containing iShares® MSCI Emerging Markets Index Fund.

HSBC has derived all information relating to the EEM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The information reflects the policies of and is subject to change by iShares®, Inc. ("iShares"). iShares has no obligation to continue to publish, and may discontinue publication of, the EEM. iShares is under no obligation to continue to publish, and may discontinue or suspend the publication of the EEM at any time.

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. HSBC makes no representation or warranty as to the accuracy or completeness of such information.

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The EEM uses a representative sampling strategy to try to track the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets Index, the EEM may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. The investment advisor to the iShares® MSCI Emerging Markets Index Fund is in transition. For more information, see the risk factor entitled "Transition of the Investment Advisor of EFA and EEM". The investment advisor will not charge portfolio management fees on that portion of the EEM's assets invested in shares of other iShares funds.

Your investment is linked to the basket which consists of the index funds. Any information relating to the underlying index is only relevant to understanding what the index fund seeks to replicate.

The MSCI Emerging Markets Index is calculated, published and disseminated daily by MSCI Inc., a majority-owned subsidiary of Morgan Stanley, and is comprised of the equity securities underlying the MSCI indices of selected emerging markets countries.

Representative Sampling

The investment advisor to the EEM, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stocks that are included in the relevant underlying index.

Correlation

The EEM is an actual investment portfolio. The performance of the EEM and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EEM, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EEM will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the EEM will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index is so concentrated.

Holdings Information

As of January 29, 2010, 99.91% of the iShares® MSCI Emerging Markets Index Fund's holdings consisted of equity securities, 0.04% consisted of cash and 0.05% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Emerging Markets Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of January 29, 2010

Company	Percentage of Total Holdings
SAMSUNG ELECTR-GDR REGS 144A	4.05%
TAIWAN SEMICONDUCTOR-SP ADR	2.71%
BANCO ITAU HOLDING FINANCEIRA SA - ADR	2.36%
PETROLEO BRASILEIRO S.A.-ADR	2.28%
POSCO-ADR	2.4725
PETROLEO BRASILEIRO S.A.-ADR	1.94%
CHINA MOBILE LTD	1.79%
OAO GAZPROM_REG S ADS	1.78%
CHUNGHWA TELECOM CO LTD-ADR	1.64%
HDFC BANK LTD-ADR	1.62%
VALE SA ADR	1.61%
BANCO BRADESCO-SPONSORED ADR	1.52%

Top holdings by sector as of January 29, 2010

Sector	Percentage of Total Holdings
Financials	24.60%
Information Technology	15.34%
Energy	14.84%
Materials	14.35%
Telecommunication Services	9.46%
Industrials	5.42%
Consumer Discretionary	4.64%
Consumer Staples	4.58%
Utilities	3.94%
Health Care	2.11%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document or any terms supplement.

The MSCI Emerging Markets Index

We have derived all information contained in this document regarding the MSCI Emerging Markets Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by its sponsor MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI Emerging Markets Index.

The MSCI Emerging Markets Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

MSCI recently completed previously announced changes to the methodology used in its MSCI International Equity Indices, including the MSCI Emerging Markets Index. MSCI enhanced its Standard Index methodology by moving from a sampled multi cap approach to an approach targeting exhaustive coverage with non overlapping size and style segments. On May 30, 2008, the MSCI Standard Indices (which include the MSCI Emerging Markets Index) and the MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the Global Investable Market Indices methodology described below. The enhanced MSCI Standard Indices are now composed of the MSCI Large Cap and Mid Cap Indices. The former MSCI Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices make up the MSCI Investable Market Index for each country, composite, sector, and style index that MSCI offers.

The MSCI Emerging Markets Index Calculation

The performance of the MSCI Emerging Markets Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the selected countries (the "component country indices"). The MSCI Emerging Markets Index has a base date of December 31, 1987. As of December 31, 2009, the MSCI Emerging Markets Index consisted of the following 24 component country indices: Brazil, Cayman Islands, Chile, China, Colombia, Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey and the United States. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. The Underlying Index is rebalanced quarterly, calculated in U.S. dollars on a real time basis, and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis.

Historical Performance of the EEM

The following table sets forth the quarterly high and low intra-day prices, as well as end-of-quarter closing prices, of EEM for each quarter in the period from March 31, 2005 through February 19, 2010. We obtained the data in the following table from Bloomberg Professional® Service, without independent verification by us. **Historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given that the price of the EEM will increase relative to the starting price during the term of the Notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	$24.72	$21.18	$22.54
June 30, 2005	$24.39	$21.53	$23.83
September 30, 2005	$28.38	$23.67	$28.32
December 30, 2005	$30.00	$24.95	$29.40
March 31, 2006	$33.79	$30.00	$33.02
June 30, 2006	$37.08	$27.12	$31.23
September 29, 2006	$33.33	$29.03	$32.29
December 29, 2006	$38.26	$31.63	$38.10
March 30, 2007	$39.85	$34.52	$38.75
June 29, 2007	$44.62	$38.74	$43.82
September 28, 2007	$50.49	$37.15	$49.78
December 31, 2007	$55.83	$47.22	$50.10
March 31, 2008	$50.75	$40.68	$44.79
June 30, 2008	$52.48	$44.43	$45.19
September 30, 2008	$44.76	$30.88	$34.53
December 31, 2008	$34.29	$18.22	$24.97
March 31, 2009	$27.28	$19.87	$24.81
June 30, 2009	$34.88	$24.72	$32.23
September 30, 2009	$39.51	$30.25	$38.91
December 31, 2009	$42.51	$37.29	$41.50
February 19, 2010*	$43.47	$36.19	$39.36

> * As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through February 19, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the historical performance of the EEM based on the daily historical closing levels from January 3, 2005 through February 19, 2010, as reported on Bloomberg Professional® Service. The closing price of the EEM on February 19, 2010 was $39.36. **Past performance of the EEM is not indicative of the future performance of the EFA.**

Historical Performance of the iShares® MSCI Emerging Markets Index Fund



ANTI-DILUTION AND REORGANIZATION ADJUSTMENTS

Following the declaration by an index fund of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of such index fund and, if the calculation agent determines either to be the case, it will make such calculations and adjustments to the terms of the securities as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the securities:

(a) a subdivision, consolidation or reclassification of the shares of an index fund (unless a merger event), or a free distribution or dividend of any shares or any depository receipts of such index fund to existing holders by way of bonus, capitalization or similar issue;

(b) a distribution or dividend to existing holders of the shares of an index fund of (A) shares of such index fund, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of such index fund equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(c) an extraordinary dividend of an index fund;

(d) a call by an index fund in respect of shares of such index fund that are not fully paid;

(e) a repurchase by an index fund of shares of such index fund whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(f) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of an index fund.

DELISTING OR SUSPENSION OF TRADING IN THE SHARES OF AN INDEX FUND; TERMINATION OF AN INDEX FUND; AND DISCONTINUATION OF AN UNDERLYING INDEX

If the shares, of an Underlying are delisted from, or trading of shares, of an Underlying is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of such Underlying (any such trading successor or substitute securities, the "successor securities"), such successor securities will be deemed to be such Underlying for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor securities, the calculation agent will cause notice thereof to be furnished to HSBC and the trustee and HSBC will provide notice thereof to the registered holders of the securities.

If the shares of an Underlying are delisted from, or trading of the shares of an Underlying is suspended on, the relevant exchange and successor securities that the calculation agent determines to be comparable to the shares of such Underlying are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such Underlying for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to HSBC and the trustee and HSBC will provide notice thereof to the registered holders of the securities.

If an Underlying is liquidated or otherwise terminated (a "termination event"), the final value of the shares of such Underlying on the Final Valuation Date will be determined by the calculation agent in accordance with the procedures below. The calculation agent will cause notice of the termination event and calculation of the final value as described above to be furnished to HSBC and the trustee and HSBC will provide notice thereof to registered holders of the securities.

If a termination event has occurred with respect to an Underlying and if the sponsor of such Underlying or another entity publishes a successor or substitute index fund that the calculation agent determines to be comparable to such index fund, then the value of such index fund will be determined by reference to the value of that comparable index fund, which we refer to as a "successor index fund." Upon any selection by the calculation agent of a successor index fund, the calculation agent will cause notice to be furnished to HSBC and the trustee and HSBC will provide notice thereof of the selection of the successor index fund to the registered holders of the securities.

If a termination event has occurred with respect to an Underlying and the sponsor of such Underlying discontinues publication of such index fund and the calculation agent determines that no successor index fund is available or is no longer published from the date of the termination event up to and including the Final Valuation Date, then the calculation agent will, in its sole discretion, calculate the appropriate price of the shares for the Index Fund by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate such Index Fund.

If a successor index fund is selected for an Underlying or the calculation agent calculates a value as a substitute for an Underlying as described above, such successor index fund or value, as the case may be, will be substituted for such Underlying for all purposes, including for purposes of determining whether a market disruption event occurs.

Notwithstanding the above alternative arrangements, discontinuance of the publication of an underlying index may adversely affect the market value of the securities.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holders of securities, absent manifest error.

MARKET DISRUPTION EVENT

If the Final Valuation Date is not a scheduled trading day for an Underlying, then the Final Valuation Date for such Underlying will be the next day that is a scheduled trading day for such Underlying. If a market disruption event (as defined below) exists for an Underlying on the Final Valuation Date, then the Final Valuation Date for such Underlying will be the next scheduled trading day on which a market disruption event does not exist with respect to such Underlying. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the Final Valuation Date for such Underlying, and the calculation agent will determine, in its discretion, the final value with respect to such Underlying on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Underlying that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the originally scheduled Final Valuation Date, the determination of such Underlying's final value will be made on the originally scheduled Final Valuation Date, irrespective of the existence of a market disruption event with respect to one or more of the other Underlyings. If the Final Valuation Date for any Underlying is postponed, then the Maturity Date will also be postponed until the third business day following the latest postponed Final Valuation Date and no interest will be payable in respect of such postponement.

"Market disruption event" for an Underlying means any scheduled trading day on which any relevant exchange or related exchange for such Underlying fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise; (A) relating to shares of the applicable Underlying, (B) relating to the stocks then constituting 20% or more of the level of the underlying index of such Underlying; or (C) in futures or options contracts relating to such Underlying or the underlying index of such Underlying, on any related exchange; or

(ii) Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of the applicable Underlying; (B) to effect transactions in, or obtain market values for the stocks then constituting 20% or more of the level of the underlying index of such Underlying; or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to such Underlying or the underlying index of such Underlying on any relevant related exchange; or

(iii) The closure on any scheduled trading day of any relevant exchange or any related exchange relating to any shares of the applicable Underlying or relating to any stocks then constituting 20% or more of the level of the underlying index of such Underlying prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered on the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" for an Underlying means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such Underlying or the underlying index of such Underlying has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Underlying or the underlying index of such Underlying on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to such Underlying or the underlying index of such Underlying are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the underlying index of such Underlying or the shares of the Underlying.

"Relevant exchange" means any exchange or quotation system for shares of the Underlying or any stock then included in the underlying index, where such trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" for an Underlying means any day on which all of the relevant exchanges and related exchanges for such Underlying are scheduled to be open for trading for their respective regular trading sessions.

MERGER EVENT AND TENDER OFFER

A "merger event" shall mean, with respect to an Underlying, any (i) reclassification or change of the shares of such Underlying that results in a transfer of or an irrevocable commitment to transfer all shares of the Underlying outstanding, or (ii) consolidation, amalgamation or merger of the Underlying with or into another entity (other than a consolidation, amalgamation or merger of the Underlying with or into another entity and which does not result in any such reclassification or change of all shares of the Underlying) or (iii) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the Underlying that results in a transfer of or an irrevocable commitment to transfer all shares of the Underlying (other than those shares of the Underlying owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange or depository receipt exchange, as applicable, of the Underlying or its subsidiaries with or into another entity in which the Underlying is the continuing entity and which does not result in a reclassification or change of the shares of the Underlying but results in the outstanding shares of the Underlying immediately prior to that event collectively representing less than 50% of the outstanding shares of the Underlying immediately following that event, in each case if the approval date (as defined below) is on or before a Final Valuation Date.

A "tender offer" shall mean, in respect of the voting shares of an Underlying, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the Underlying as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or tender offer occurs with respect to an index fund and the shares of the index fund are exchanged for new shares or depository receipts, as applicable (with no other distributions of property in respect of the shares of the index fund), and those new shares are publicly quoted, traded or listed on a U.S. exchange or quotation system, then the index fund shall be adjusted to comprise the number of new shares to which a holder of one share or depository receipt, as applicable, of the index fund immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The calculation agent shall also adjust such terms and conditions of the securities as the calculation agent determines appropriate to account for that event and such new shares shall be deemed to be the index fund.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares or depository receipts referred to above) are made on the shares of the index fund, in whole or in part, then the calculation agent shall accelerate the Maturity Date to the day which is four business days after the approval date (as defined below). On the Maturity Date, HSBC shall pay to each holder of a security the payment at maturity, provided that for purposes of that calculation, the approval date will be deemed to be the Final Valuation Date and the final value of the affected index fund will be deemed to be the value of all consideration received (or that would be received) in respect of that event. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of securities the economic equivalent of any remaining payment obligations with respect to the securities hereunder. For the avoidance of doubt, the value of the unaffected Index Funds will be determined on the Final Valuation Date, as adjusted, as described in "Official Closing Price" in this pricing supplement. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the applicable class of shares of the reference issuer, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect an index fund in a manner that adversely affects the value of, and trading in, the securities. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the securities.

REGULAR RECORD DATES FOR INTEREST

The ultimate beneficial owners of the Notes are indirect holders and interest will be paid to the person in whose name the Notes are registered at the close of business on the regular record date before each Coupon Payment Date. The regular record date relating to a Coupon Payment Date for the Notes issued as "global securities" will be the date three (3) business days prior to the Coupon Payment Date, whether or not that Coupon Payment Date is a business day; provided that for a Coupon Payment Date that is also the Maturity Date, the interest payable on that Coupon Payment Date will be payable to the person to whom the principal is payable. If the Coupon Payment Date is also a day on which principal is due, the interest payable will include interest accrued to, but excluding, the stated Maturity Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 p.m., New York City time, on that day. See "Description of Notes—Interest and Principal Payments" in the prospectus supplement. Interest on fixed-rate Notes will be computed on the basis of a 360-day year of twelve 30-day months. See "Description of the Notes—Fixed Rate Notes" in the prospectus supplement.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the Notes, the calculation agent will determine the accelerated Payment at Maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the third scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return. If a market disruption event exists with respect to a Reference Asset on any such scheduled trading day, then the disrupted Final Valuation Date for such Reference Asset will be postponed for up to five scheduled trading days (in the same general manner used for postponing Final Valuation Date during the term of the Notes). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of 2.57%, or $25.70, per $1,000 principal amount of Notes for the Notes linked to the GDX and XLE and up to 2.30%, or $23.00, per $1,000 principal amount of Notes for the Notes linked to the EFA and EEM. HSBC Securities (USA) Inc. may re-allow up to the full amount of the selling concession per $1,000 principal amount of Notes on sales of such Notes by other brokers or dealers and may pay selling concessions to other broker-dealers of up to 2.57%, or $25.70 per $1,000 principal amount of Notes for the Notes linked to the GDX and XLE and up to 2.00%, or $20.00 per $1,000 principal amount of Notes for the Notes linked to the EFA and EEM, and referral fees of up to 0.57%, or $5.70, per $1,000 principal amount of Notes for the Notes linked to the GDX and XLE and the Notes linked to the EFA and EEM.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. In the opinion of Sidley Austin LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the "Put

Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat the Notes as Deposits and Put Options with respect to the relevant Reference Asset for all U.S. federal income tax purposes. We intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Please see the discussion under the heading "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest" in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to non-contingent debt instruments.

As described in the prospectus supplement under "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," (1) for purposes of dividing the 13.50 percent Coupon Rate on the Notes linked to the basket containing the GDX and the XLE among interest on the Deposit and Put Premium, 1.00 percent constitutes interest on the Deposit and 12.50 percent constitutes Put Premium and (2) for purposes of dividing the 8.50 percent Coupon Rate on the Notes linked to the basket containing the EFA and the EEM among interest on the Deposit and Put Premium, 1.00 percent constitutes interest on the Deposit and 7.50 percent constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should generally recognize no gain or loss with respect to the Deposit, and you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. We will not attempt to ascertain whether the issuer of any stock owned by one or more of the Underlyings of the relevant Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purpose. In the event that the issuer of any stock owned by one or more of the Underlyings of the relevant Reference Asset were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by the Underlyings of the relevant Reference Asset and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by one or more of the Underlyings of the relevant Reference Asset is or becomes a PFIC or USRPHC.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, prospectus addendum, and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement, prospectus addendum, and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Pricing Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

Callable Yield Notes

$340,000 Callable Yield Notes Linked to the Market Vector Gold Miners Trust and the Energy Select SPDR® Fund

$139,000 Callable Yield Notes Linked to the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

February 19, 2010

PRICING SUPPLEMENT